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November 12, 2015

Christian Windsor
Special Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

RE:         Innovus Pharmaceuticals, Inc.
Registration Statement on Form S-1/A-1
Filed October 26, 2015
File No. 333-206890

Mr. Windsor,

This Correspondences is in response to the oral comments provided on  November 10, 2015 in reference to our filing of the Form S-1/A-1 Registration Statement on October 26, 2015 on behalf of Innovus Pharmaceuticals, Inc. (the “Company”), your file number 333-206890.

We have made the minor formatting corrections requested, as well as included a risk factor regarding the possibility of significant dilution upon default of the Convertible Notes.  Also, as requested, the Company confirms your understanding that there are no cash payments due to the Note Holders prior to the Maturity Date(s) of the Convertible Notes.

In connection with the response to your comments, Innovus Pharmaceuticals, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at (858) 566-7010.

Yours truly,

/s/ Jennifer Trowbridge_____________________________
Weintraub Law Group